UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 001-14989
CUSIP NUMBER: 95082P105
NOTIFICATION OF LATE FILING

(Check One)	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transaction Period Ended:

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notification relates to a portion of the ﬁling checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WESCO International, Inc.
(Full Name of Registrant)

Not applicable.
(Former Name if Applicable)

225 West Station Square Drive
Suite 700
(Address of Principal Executive Office)

Pittsburgh, Pennsylvania
15219
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
WESCO International, Inc. (“WESCO” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 (the “Quarterly Report”). The Company has determined that it is unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense for the reasons set forth below.
As previously disclosed, on June 22, 2020, the Company completed its previously announced acquisition of Anixter International Inc., a Delaware corporation (“Anixter”). Pursuant to the terms of the Agreement and Plan of Merger, dated as of January 10, 2020 (the “Merger Agreement”), by and among Anixter, WESCO and Warrior Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of WESCO (“Merger Sub”), Merger Sub was merged with and into Anixter (the “Merger”), with Anixter surviving the Merger and continuing as a wholly owned subsidiary of WESCO.
Due to the timing of the completion of the Merger and the complexity of accounting for the purchase price allocation of a multibillion dollar business combination, the Company requires additional time to prepare the financial statements and the accompanying notes disclosed in the Quarterly Report. The Company intends to file the Quarterly Report no later than August 17, 2020.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

David S. Schulz	(412)	454-2392
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been ﬁled? If answer is no, identify report(s). ☒ Yes ☐ No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Quarterly Report will reflect the acquisition of Anixter by the Company, as the accounting acquirer, as of June 22, 2020. Although the impact of combining Anixter’s business will not significantly impact the Company’s results of operations for the period ended June 30, 2020 due to the short period of time between closing the Merger and the fiscal quarter-end, the Company’s earnings for the current fiscal year will include significant one-time impacts of the Merger.

WESCO International, Inc.
(Name of Registrant as Speciﬁed in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 16, 2020	By	/s/ David S. Schulz
Executive Vice President and Chief Financial Officer